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                             November 12, 2021

       Jennifer L. Hamann
       Chief Financial Officer
       Union Pacific Corporation
       1400 Douglas Street
       Omaha, Nebraska 68179

                                                        Re: Union Pacific
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Response Dated
October 15, 2021
                                                            File No. 001-06075

       Dear Ms. Hamann:

              We have reviewed your October 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 17, 2021 letter.

       Response Letter Dated October 15, 2021

       Form 10-K for Fiscal Year Ended December 31, 2020

   1. Please provide us with quantification of amounts incurred as support for the statement made in response to
comment 1 that investments made to harden portions of your rail network identified as
more susceptible to climate-related damage have not been material to the periods covered
by your 2020 Form 10-K.
   2. Your response to prior comment 2 regarding reputational risks resulting from operations that produce material
greenhouse gas emissions appears to focus on emissions from the railroad industry
compared to other types of ground transportation services. Please revise to provide disclosure
explaining how your reputation or brand could be negatively
                                                        impacted as a result of
emissions of greenhouse gasses from your own operations, such as diesel exhaust.
 Jennifer L. Hamann
Union Pacific Corporation
November 12, 2021
Page 2
3. We note your response to comment 3 and the reference to disclosure in your 2019 Form
         10-K. We also note the reference to weather-related events, such as wildfire and heavy rain, during the current year in your response to prior comment 1. We partially reissue our prior comment as it does not appear that you have provided quantification of material weather-related damages to your property or operations as a significant physical effect of climate change.
4. In your response to comment 3, you state that agricultural product shipments have been impacted by weather-related challenges. Please tell us how your disclosure considers climate change as a business risk due to its potential effect on your customers in the agricultural industry.
5. We note from you response to comment 3 that you have experienced an increase in insurance premiums, however, these increases did not have a material effect on your business, financial condition, and results of operations. Provide us with additional detail to support this statement, including quantification. In addition, tell us how you evaluated weather-related impacts on the availability of insurance.
       You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner
(Office Chief) at (202) 551-3489 if you have questions.



FirstName LastNameJennifer L. Hamann                           Sincerely,
Comapany NameUnion Pacific Corporation
                                                               Division of
Corporation Finance
November 12, 2021 Page 2                                       Office of Energy
& Transportation
FirstName LastName